

Maria Nagy, PhD · 3rd

CEO and CoFounder at Quorum X Diagnostics Inc.

Atlanta, Georgia · 500+ connections · Contact info

Quorum X Diagnosti

Georgia State Unive

Featured

- Infectious Disease, Antibiotic Screening
- Anti-quorum sensing and anti-biofilm development drug screening
- Developing strategic relationships with thought leaders and KOLs

PROFESSIONAL EXPERIENCE

Georgia State University (GSU), Atlanta, GA 2006 – Present

Principal Investigator (2011 – Present)

Design, initiate and conduct research projects on anti-infectives for Nosocomial "ESKAPE" Pathogens.

Projects include:

- Screening of Georgia native weeds for Antimicrobial and Anti-quorum sensing activity.
- Examination of pigment production from *Geomyces destructans*, "White Nose Syndrome" in Bats.
- Stimulation of plants and seeds with bacterial signals to determine if this will prompt the plant to produce novel anti-infective secondary metabolites.
- Stimulation of fungal pathogen growth with bacterial quorum sensing signaling molecules to determine if the signals will stimulate novel anti-infective secondary metabolites.
  - Developed collaborate relationships with thought leaders in academia and the research community.
  - Designed and conducted experiments.
  - Wrote protocols and SOP manuals for projects.
  - Analyzed and documented research findings in reports.
  - Monitored and directed 15 – 20 students working on multiple research projects simultaneously.
  - Organized Tri-Annual GSU theme based Poster Sessions.
  - Coached students to present findings at GSU theme based research poster sessions.

Large Class Lecturer (2011 – Present)

Nagy, Maria, Ph.D. -2

Nagy, Maria-Fall2014 Resume

Experience

CEO and CoFounder

Quorum X Diagnostics Inc.

Apr 2017 – Present · 3 yrs 2 mos

Atlanta, GA

-it's "kinda" like a pregnancy test but for pneumonia.

We are developing a rapid point of care diagnostic test for quick identification of Pseudomonas aeruginosa pneumonia infections. Pseudomonas aeruginosa is the number one cause of

pneumonia infections in cystic fibrosis patient and it is the number one and two causes of infection in Ventilator and Hospital acquired infections, respectively. The current "Gold Standard" the culture test takes 3 days, our test, developed on lateral flow technology, would be under 30 min. Faster diagnosis would allow patients to be prescribed the correct ...**see mor**



QA Laboratory Supervisor II

Ethicon, Inc.

Jun 2015 – Apr 2017 · 1 yr 11 mos

Cornelia, GA

--This is a Johnson and Johnson Medical Device Company, we make 85% of all the medical sutures in the world.
--I am a contract Supervisor via Kelly Services
--I supervise 9 people in the QA Physical Laboratory along with my other tasks inclu ...**see mor**



Lecturer

Georgia Perimeter College

Jan 2011 – May 2015 · 4 yrs 5 mos

Decatur, Georgia

Lecturer GPC -Microbiology for Pre-nursing, Botany.(Past-Ecology and Environmental Science)



Georgia State University

10 yrs 5 mos



Lecturer/Principal Investigator

Jan 2011 – May 2014 · 3 yrs 5 mos

As a graduate student I designed a pilot research class which developed it into a extremely popular research lab catering to first year researchers. (2005-2014)
Principal Investigator

...**see mor**



Large Class Lecturer

Jan 2011 – May 2014 · 3 yrs 5 mos

Lectured for biology nonmajors to classes of up to 120 students.

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Consultant & Lecturer

Georgia State University Bio Bus

Jan 2011 – Mar 2012 · 1 yr 3 mos

Collaborated with fellow researcher to develop a 3 day Medicinal Plants and Antibiotic Screening interactive module for
middle school students based on a semester long Medicinal Plants and Antibiotic research class.   ...see mor

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Education



Georgia State University

Doctor of Philosophy, Applied and Environmental Microbiology

Dissertation Project -Quorum Sensing Inhibitory Properties of Various Folk-Medicinal Plants and the Thyme-Tetracycline Effect.



Georgia State University

Master of Science, Biology

Thesis Project-Antimicrobial Screening of Folklore Medicinal Plants

Licenses & Certifications

YCombinator Online Startup School

YCombinator Startup School
Issued Sep 2018 · No Expiration Date



Startup School

Startup School Online
Issued 2018 · No Expiration Date

Certificate of Attendence-MSL Candidate Conference Atlanta 2016

MSL Society Career Center
Issued Jun 2016 · No Expiration Date

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